Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

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☐	Preliminary Proxy Statement
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☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Materials Pursuant to §240.14a-12

Bassett Furniture Industries, Incorporated
(Name of Registrant as Specified In Its Charter)

Costa Brava Partnership III L.P.
Roark, Rearden & Hamot, LLC
Roark, Rearden & Hamot Capital Management, LLC
David S. Brody
Neil Chelo
Eugene I. Davis
Seth W. Hamot
Kent F. Heyman
Peter Hirsch
Andrew R. Siegel

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Amendment No. 1

EXPLANATORY NOTE

The purpose of this amendment to the original Definitive Proxy Statement filed March 20, 2008 is 1) to correct a reference to the point in time when Costa Brava Partnership III L.P. attempted to contact Bassett contained in the first paragraph under “Background for Our Solicitation” in the original Definitive Proxy Statement and 2) to supplement disclosure regarding Proposal Two, Reimbursement of Expenses.

Revision to Background for Our Solicitation

          On January 18, 2008, we tried to contact Robert Spilman, Jr., Bassett’s Chief Executive Officer and President, and Paul Fulton, Bassett’s Chairman of the Board, to discuss the Costa Brava Nominees and strategies for maximizing shareholder value. Neither Mr. Spilman nor Mr. Fulton returned our calls.

Supplemental Disclosure Regarding Proposal Two, Reimbursement of Expenses

          Bassett’s Bylaws prescribe procedures for a stockholder to follow to bring business before an annual meeting, which include providing notice of such business to Bassett’s Secretary no later than 160 days prior to the date of the anniversary of the preceding annual meeting. Because on that date Costa Brava was not a stockholder and did not know that it would be nominating a slate of directors for election to Bassett’s Board of Directors, it did not provide notice of its intention to put forth a proposal at the Annual Meeting seeking reimbursement of expenses associated with the solicitation. As a result, the Chairman of the Annual Meeting may declare to the meeting that Proposal Two was not properly brought before the Annual Meeting. If the Chairman of the Annual Meeting does so declare, then Proposal Two will not be considered at the Annual Meeting and your vote on Proposal Two will not be counted. Your vote on the other proposals set forth in this Proxy Statement will not be impacted by whether Proposal Two is permitted to be considered at the Annual Meeting or not.

There are no other revisions or supplements to any other parts of the Definitive Proxy Statement previously filed.